

December 20, 2011

Via E-mail
J. Keith McKinnish
Chief Financial Officer
WireCo WorldGroup Inc.
12200 NW Ambassador Drive
Kansas City, MO 64163

   Re: WireCo WorldGroup Inc.
     Amendment No. 3 to Form S-4
     Filed December 9, 2011
     File No. 333-174896

Dear Mr. McKinnish:

  We have the following comment in addition to that which we issued on December 19, 2011 under separate cover.

General

1. We note that your parent guarantor and subsidiary guarantors may in some circumstances be released from their obligations to guarantee the notes issued in your offering. In order to rely on the exceptions contained in Rule 3-10 of Regulation S-X, parent guarantors may not be released from their guarantees and subsidiary guarantors may only be released from their guarantees in customary circumstances.

  Since the indenture appears to contain provisions for the release of the parent's guarantee, you would be disqualified from relying on the exceptions contained in Rule 3-10 of Regulation S-X and each issuer of a guaranteed security and each guarantor of that security must file the financial statements specified by Regulation S-X for a registrant. Under the circumstances, we would not object to the filing of a pre-effective amendment that includes a supplemental indenture that reflects the removal of those release provisions. We would expect to see corresponding changes to the disclosure in the prospectus and the filing of new legal opinions to account for the changes requested by this comment.

  As for the release provisions applicable to the subsidiary guarantees, please advise us as to whether or not those provisions apply in only customary circumstances. If the release provisions are so limited, please revise your footnote disclosure to indicate that the full and unconditional guarantees of the subsidiary guarantors are subject to customary release provisions. If the release provisions are non-customary, then you would not be eligible to rely on the exceptions contained in Rule 3-10 of Regulation S-X, however, as indicated in the immediately preceding paragraph, an amendment that reflects the removal of the non-customary release provisions would be acceptable.

You may contact Ernest Greene, Staff Accountant, at (202) 551-3733 or Lisa Etheredge, Staff Accountant, at (202) 551-3424 if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact me at (202) 551-3397.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief

cc: Steven F. Carman, Esq.
        Husch Blackwell LLP (via E-mail)